[redacted]

08000732

Johnson Matthey

February 1, 2008

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

SEC
Mail Processing
Section

FEB 11 2008

Washington, DC
104

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3878
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**01 Jan 2008**
2.	**Notification of Transactions of Directors/Persons**	**17 Jan 2008**
3.	**Notification of Major Interests in Shares**	**22 Jan 2008**
4.	**Press Release**	**29 Jan 2008**
5.	**Press Release**	**31 Jan 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

RMT/ls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

dlw 2/14

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):

CHASE NOMINEES LIMITED	8,300,000
MAGIM HSBC GIS NOM (UK) SALI	34,221
NORTRUST NOMINEE LTD A/C MHF01	46,581
NORTRUST NOMINEE LTD A/C MHJ01	432,007
NORTRUST NOMINEE LTD A/C MKB01	654,985
NORTRUST NOMINEE LTD A/C MKK01	2,150,613
NORTRUST NOMS LTD	171,315
NORTRUST NOMS LTD A/C MEJ01	4,500,000
NORTRUST NOMS LTD A/C MVA01	20,000
NORTRUST NOMS LTD A/C MVB01	179,468
NORTRUST NOMS LTD A/C PUC01	114,562
NORTRUST NOMS LTD A/C PUF01	45,493
NORTRUST NOMS LTD A/C PUI01	7,670
NORTRUST NOMS LTD A/C PUR01	553,118
NORTRUST NOMS LTD A/C PUS01	13,233
PCA GLOBAL BASICS EQUITY FUND	1,837
PPL UK EQUITY 350 PASSIVE FUND	64,857
PPL UK EQUITY DIVIDEND FUND	116,967
PPL UK EQUITY GROWTH FUND	147,558
PRUCLT HSBC GIS NOM (UK) PAC AC	2,590,816
PRUCLT HSBC GIS NOM (UK) PHL AC	367,594
PRUCLT HSBC GIS NOM (UK) PPL AC	592,965
PRUCLT HSBC GIS NOM (UK) EQBF AC	14,209
PRUCLT HSBC GIS NOM (UK) HYBF AC	61,637
PRUCLT HSBC GIS NOM (UK) MNBF AC	19,963
PRUCLT HSBC GIS NOM (UK) PENE AC	79,428
RBS INTERNATIONAL (GUERNSEY)	149,292
RECOVERY INV COMPANY LIMITED	117,722

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   3 January 2008

6. Date on which issuer notified:

   7 January 2008

7. Threshold(s) that is/are crossed or reached:

See item 13

8. Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 21,501,261

Number of voting rights: 21,501,261

Resulting situation after the triggering transaction:

Number of shares (direct): 21,548,111

Number of voting rights (direct): 21,548,111

% of voting rights (direct): 10.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) crossed a 10% notifiable interest triggering this notification)

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15.

Contact Telephone Number:

020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21
D W Morgan	21
L C Pentz	21
J N Sheldrick	21
S Farrant	21
W F Sandford	21
I F Stephenson	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£18.00

14. Date and place of transaction:

17 January 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,654
P N Hawker	15,582
D W Morgan	40,804
L C Pentz	18,840
J N Sheldrick	97,148

16. Date issuer informed of transaction:

17 January 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
17 January 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   18 January 2008

6. Date on which issuer notified:

   22 January 2008

7. Threshold(s) that is/are crossed or reached:

   Gone above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,669,053

   Number of voting rights: 10,669,053

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,844,281

   % of voting rights (direct): N/A

   % of voting rights (indirect): 5.05%

   Total voting rights: 10,844,281 shares (5.05%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,844,281 (5.05%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

   Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

   020 7269 8461

22 January 2008

Johnson Matthey

News Release

For release at 7.00 am on Tuesday 29th January 2008

Johnson Matthey Plc

Interim Management Statement

Johnson Matthey is hosting an analysts' visit today at its Process Technologies Business in Billingham. At the meeting Neil Carson, Chief Executive of Johnson Matthey, will provide the following statement on trading in the company's third quarter:

"Trading has been strong in the third quarter of Johnson Matthey's financial year. Sales for the continuing businesses were up 18% as a result of good underlying volume growth and higher prices for platinum group metals (pgms). Sales excluding the value of precious metals increased by 23%. Operating profit for the continuing businesses rose by 17%.

Environmental Technologies Division's sales were well ahead of the third quarter of last year. Emission Control Technologies (ECT) achieved good growth in sales of autocatalysts in Asia and increasing sales of diesel particulate filters in Europe. Sales of heavy duty diesel catalysts were also well ahead of last year. Market conditions for Process Technologies continue to be favourable with good demand for syngas catalysts and high energy prices encouraging demand for new process technology.

Precious Metal Products Division achieved good sales growth in the quarter benefiting from high prices for platinum group metals and good growth in its manufacturing businesses. Fine Chemicals & Catalysts Division was also well ahead of the same period last year with continued growth in the US.

On 29th November 2007 we announced that two new emission control catalyst plants would be constructed over the next two years. The first of these will be located in

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

Macedonia to serve the European market and will manufacture both light duty diesel autocatalysts and selective catalytic reduction (SCR) catalysts for heavy duty diesel vehicles. The initial investment in the Macedonian plant will be approximately £34 million.

The second plant will be constructed in south west Pennsylvania in the USA and will be a dedicated facility to produce SCR catalysts for the North American market. Initial investment will be approximately £21 million.

On 10th December 2007 we announced that we had signed an agreement to buy Argillon Group for €214 million. Argillon is an international group specialising in catalysts and advanced ceramic materials, with leading technology for the control of emissions of oxides of nitrogen (NOx). The transaction is conditional upon regulatory clearance in Germany.

The acquisition of Argillon will be financed using existing borrowing facilities. At 30th September 2007 the group had net debt of £419 million and equity of £1,065 million. On a pro forma basis the acquisition of Argillon would increase the group's debt by £160 million and increase the group's gearing (debt / equity) from 39.3% to 54.4% which is within the target range for gearing announced last year. As a result we have suspended the share buy-back programme for the time being.

The outlook for the fourth quarter is encouraging despite some signs of weakness in the North American car market. Operating profit growth in the fourth quarter of 2006/07 was strong with Precious Metal Products benefiting from trading profits on minor pgms which we do not expect to be repeated at the same level this year. Consequently, this year's fourth quarter profit growth will be less than in the third quarter, but we expect profit before tax for the full year to be towards the top end of current market expectations."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

For immediate release on Thursday 31st January 2008

Johnson Matthey Receives German Regulatory Approval of Argillon Acquisition

Johnson Matthey announced on 10th December 2007 that it had signed an agreement to buy Argillon Group for €214 million in cash from Ceramics Luxembourg 2(f) S.à r.l., a company owned by Kohlberg Kravis Roberts & Co. funds, and that the transaction was conditional upon competition clearance in Germany.

Johnson Matthey has now received competition clearance for the acquisition from the German Federal Cartel Office.

This means that the acquisition is expected to be completed on Wednesday 6th February 2008.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
David Morgan	Executive Director, Group Corporate Development	020 7269 8454
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

END